FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

January 22, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 22, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

Recent trenching confirms the discovery of a new uranium district at the Issure’s 100% owned Diamante-Los Patos (DLP) property located in the provinces of Salta and Catamarca in northwest Argentina.

Item 5.	Full Description of Material Change

Recent trenching confirms the discovery of a new uranium district at the Issuer’s 100% owned Diamante-Los Patos (DLP) property located in the provinces of Salta and Catamarca in northwestern Argentina.

Initial trenching has defined a minimum aggregate area of 11 square kilometres in four zones which contain highly anomalous uranium mineralization.  Of the 788 rock samples collected to date, which range from geochemically anomalous to 87 lb/t U3O8 (33,400 ppm U), the top 15% of these samples (118) average 5.87 lb/t U3O8 (2,260 ppm) U.

The results are interpreted to reflect the surface expressions or leakage from a large, structurally controlled, volcanic-hosted system focused on the flanks of the Cerro Galan Caldera complex.  Mineralization, as presently defined, remains open in all directions including at depth.  In light of the encouraging results, the Issuer is presently staking additional ground as well as substantially increasing its aggressive work program.

The Cerro Galan Caldera Complex measures some 60 kilometres in diameter and is believed to be the second largest caldera in the world.  Uranium mineralization is hosted by dacitic to rhyolitic ignimbrite and associated felsic fragmental volcanics.  Mineral endowment calculations of similar felsic volcanic deposits demonstrate that they are ideal uranium sources capable of producing very significant volumes of uranium mineralization.  Examples include the Macusani District, Peru and the Streltsovka District, Russia (reserves and past-production quoted at 560 million lbs / t U3O8 in 20 deposits).

The four main mineralized areas are: Diamante Zone (2.5 X 2.5 kilometres); Alfredo Zone (1.7 X 0.5 kilometres); Southwest Zone (2.5 X a minimum of 50 metres) and Los Patos Zone (4.0 X 1.0 kilometres).  Within these areas of higher anomalism there are numerous sub-zones or "hot spots".  Ground radiometric and soil geochemical anomalies coincide with and extend beyond the currently known mineralization.  In general, the zones are poorly exposed and the lack of outcrop has hampered interpretation and will be addressed by future work programs.

Mineralization is found principally as cement in porous rock units (fragmental volcanic rocks - agglomerates and tuffs) and in breccia and fracture zones associated with faults. Local concentrations of unconsolidated mineralized material also occur in colluvium believed to have been derived from nearby bedrock sources.  Such a near surface setting of the uranium mineralization potentially lends itself to very low mining and recovery costs.

Details of the four discovery zones are as follows:

Diamante Zone

A total of 2188 linear metres was excavated in 20 trenches.  Due to thick overburden (+5 metres) less than 20% of the trenches reached the bedrock target.  Elevated values of uranium are presently confined to a 400 metre wide, northwest trending corridor which is open to the southeast and trends into and is covered by, a large (post mineralization) sinter mound to the northwest.

To date, the highest mineralization is found in trenches DZ#17 and DZ#18.  Trench DZ#17 cut 13.5 metres grading 0.45 lbs/t U3O8 (172 ppm U); trench DZ#18, located approximately 30 metres to the northwest, cut 22.5 metres averaging 0.5 lbs/t U3O8 (194 ppm U).  The zone remains open to the north-west and south-east along strike and at depth.  A number of grab samples were taken where anomalous radioactivity was noted in trenches.  These samples coincide with the mineralized zones and demonstrate that locally mineralization can grade in excess of 26 lbs/t U3O8.

Further to the south, trenches DZ# 1, 2, 4, to 6, and 12 cut multiple zones varying from 3 to 6 metres wide of anomalous uranium mineralization (Table 1).

For example, trench DZ#4, the southernmost trench, cut two 3-metre wide zones averaging 0.29 lbs/t U3O8 (112 ppm U) and 0.43 lbs/t U3O8 (168 ppm U) respectively.  Trench DZ#2, located roughly 50 metres NW of trench DZ#4, cut two zones: 4.5 metres grading 0.36 lbs/t U3O8 (140 ppm U ) and 3.0 metres grading 0.28 lbs/t U3O8 (108 ppm U).

Table 1:  Summary of significant trench results – Diamante Zone

Zone	Trench #	Results – lb U3O8 (ppm U)
Diamante	DZ#1	6m @ 0.5 lbs/t U3O8(196 ppm U)
	DZ#2	4.5m @ 0.36 lbs/t U3O8 (140 ppm U) 3m @ 0.28 lbs/t U3O8 (108 ppm U)
	DZ#4	3m @ 0.29 lbs/t U3O8 (112 ppm U) 3m @ 0.43 lbs /t U3O8 (168 ppm U)
	DZ#5	6m @ 0.54 lbs/t U3O8 (208 ppm U)
	DZ#7	3m @ 0.32 lbs/t U3O8 (125 ppm U) 4.5m @ 0.25 lbs/t U3O8 (100 ppm U) 4.5m @ 0.35 lbs/t U3O8 (138 ppm U)
	DZ#12	3m @ 0.84 lbs/t U3O8 (325 ppm U)
	DZ#17	13.5m @ 0.45 lbs/t U3O8 (172 ppm U)
	DZ#18	22.5m @ 0.50 lbs/t U3O8 (194 ppm U)

The mineralized zones define a series of multiple, parallel, northwest trending lenses peripheral to and trending beneath the large centrally located, 1,500 by 1,000 metre, hot spring sinter.  The centre of the Diamante system is interpreted to occur below this large sinter zone.

Alfredo Zone

The Alfredo Zone, located roughly 5 kilometres northwest of the Los Patos Zone, was discovered in mid-November.  A total of 60 characterization samples from mineralized outcrops returned values ranging from geochemcially anomalous to 6.6 lbs/t U3O8 (2530 ppm U) and average 0.81 lbs/t U3O8 (315 ppm U).  Mineralization is associated with a series of northwest trending breccia and fracture zones related to parallel, steeply dipping faults.  Detailed sampling (trenching) is scheduled to occur in February.

Southwest Zone

The newly discovered Southwest Zone is located about 7 kilometres south of the Diamante Zone.  It has been partly defined, but is at least 2.5 kilomteres long (north-south) by a minimum of 50 metres wide.  In total, 18 grab samples were taken from areas of anomalous radioactivity with values ranging from geochemically anomalous to 6 lbs/ton U3O8 (2334 ppm U) and average 1.49 lbs/ton U3O 8 (575 ppm U).

Los Patos Zone

At the secondary Los Patos Zone, 146 chip and panel samples taken from nine trenches returned values ranging from background to weakly anomalous.  The best value encountered was 0.91 lbs/t U3O8 (351 ppm U).  To the north of the area of trenching, 43 grab samples were taken from an area of scintillometer "hot spots".  The average grade of these samples is 0.69 lbs/t U3O8 (268 ppm U).

Future Work

In light of the encouraging results, the Issuer has staked additional ground surrounding and adjacent to the newly discovered Southwest Zone.  Detailed mapping and structural analysis will aim to define favourable structural – geological trap sites.  Finally, ongoing systematic trenching and surficial sampling will delineate and attempt to expand the known mineralization and its associated feeder zones prior to an initial drill test at the earliest opportunity.

James M. Dawson, P. Eng., the Issuer’s consulting geologist and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Dawson is not independent of Wealth by virtue of being a shareholder and the holder of stock options.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing of future activities by the Issuer, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  The reader is referred to the Issuer’s current 20F for a more complete discussion of such risk factors and their potential effects.

All of the Issuer’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.  This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

February 5, 2007